Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine months ended September 30, 2016
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$6,128
Plus:
Interest and other financial charges included in expense(b)	4,677
One-third of rental expense(c)	335
Adjusted "earnings"	$11,140

Fixed charges:
Interest and other financial charges included in expense(b)	$4,677
Interest capitalized	26
One-third of rental expense(c)	335
Total fixed charges	$5,038

Ratio of earnings to fixed charges	2.21

Preferred stock dividend requirements	$474

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.05

Preferred stock dividend factor on pre-tax basis	$498
Fixed charges	5,038

Total fixed charges and preferred stock
dividend requirements	$5,536

Ratio of earnings to combined fixed
charges and preferred stock dividends	2.01

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.